Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: February 16, 2021

Benzinga Interview: Transcript

Corporate Participants:

Adam Goldstein, Co-Founder and Co-CEO of Archer Aviation Inc.

The following is a transcript of a Benzinga interview

Spencer:

Yeah. Great point, great point. All right, let's move on to our next segment, our guest segment. I want to bring on today's guest now, Adam Goldstein. He's the co-founder of Archer Aviation. If it sounds familiar, it should. We talked about this literally 24 hours ago. You shouldn't have forgotten by now. They're merging with Atlas Crest Investment. Ticker is ACIC. I'm going to bring him on now. Adam, good morning. Welcome to SPACs Attack.

Adam Goldstein:

Hey, good morning. Good to be on the show.

Spencer:

Thanks for coming on with us. So let's just start with the same question we ask everyone, or most companies that come on our show is, why go the SPAC route?

Adam Goldstein:

Yeah, I think it's a really great question, and if I just take a step back here for a second, just to kind of set the stage. So we are designing and developing electric vertical takeoff and landing aircraft, and these are vehicles that are designed for Urban Air Mobility. And so, you get this big step change in technology when you take these vehicles and you go electric. So I just want to set the stage and help you understand and frame what's happening here. There's no actual new science breakthrough that we're waiting for, there's no regulatory changes that we're waiting for. It's actually a fairly simple story. You have these vehicles called helicopters, which everybody knows are very expensive, very loud, and in some cases can be dangerous. They're not as safe as they necessarily could be.

Adam Goldstein:

And so when you go electric, you get this huge advantage here, where the big advantage is, batteries are now dense enough to put these into vehicles, and you can take these motors and rotors and shrink them way down. So electric motors scale down efficiently, instead of these big combustion engines that don't scale down efficiently. And when you do that, you have these really redundant vehicles. So a helicopter will have something like 200 to 300 critical parts. That means if any of those parts fail, you can have a catastrophic incident. So that's why helicopters can be dangerous. And so with electric, you get zero single points of failure in these vehicles, zero. So they're super redundant, super safe vehicles.

Adam Goldstein:

The second thing happens when you can shrink the rotors and the motors down, you also can change the noise profile. So you're not having that deep whop whop sound like a helicopter generates. That's hugely important. So if you think that the helicopter industry, the vertical takeoff landing industry wants to scale, it's really challenging just because they're super loud vehicles. So even if it wasn't expensive, people did want to take them, and they were safe, still can't do it because of noise issues. So now when you go electric, you also get the noise benefit here, too. You can do a lot of things to change the shape of those rotors and motors to help make the sound significantly quieter. And then because they're electric, you can also utilize these vehicles really heavily, and so you can bring the cost down to something significant.

Adam Goldstein:

Now, in order to do all that big hardware projects, and you're seeing it across a lot of these different hardware companies, it's obviously very capital intensive to do that. And so we think it'll take somewhere between $600 million and $700 million to get to market. $600 million, $700 million to be able to build out this company, get to free cash flow break-even. So, what a typical startup or a venture-backed company would do is, they'd go and they'd raise $50 million, then $100 million, then $200 million, then $300 million. But this amazing thing happened where the world recognized:

Wow. It's a really important time right now to be focused on these EV companies, to be focused on de-carbonization and that wow, the future is moving towards electrification of transport. And so I feel incredibly lucky that the market has recognized that. And so what are able to do with this SPAC transaction, and directly answering your question is, raise all the capital we need to get to market in one swoop. And that is incredible. It's great for our investors. It allows us to be able to focus on actually building the industry and not just capital-raising all the time. So a huge advantage for the EV companies, and I think will help really bring the electrification of transportation, not just in the air, but into all forms of transportation.

Chris:

Perfect. So I want to back up a little bit too. I know you're a co-founder, co-CEO of this company. Can you give us a little bit of a background on your history in the space and some of the other members of the management team?

Adam Goldstein:

Yeah, absolutely. So my business partner and I, Brett, have been working together for a long time, over 10 years. We're best friends, we're business partners, we vacation together. We're basically family at this point. And so Brett and I have built, I don't know, maybe a dozen companies together, mostly in the software space. So we're entrepreneurs and problem solvers. We like going out tackling really big problems. Our last business was a software company based in New York, it was called Bettery, awesome mission-driven company. We scaled up hundreds of people and ultimately sold that company to a large European company. After that, we immediately started building airplanes together. So we have this big view. This big vision on electrification of transport.

Adam Goldstein:

Brett and I are very big Elon Musk enthusiasts. We believe in what he's doing is really helpful in pushing the world towards the sustainable form of transportation. So we've investors in Tesla, we're investors in SpaceX. We love the whole industry. One of the things we did was we went down to the University of Florida where both of us went to school and we donated a bunch of money to the school and we built an eVTOL lab, an electric vertical takeoff and landing lab, where it was used to be studied space. I think it's really important that we help do our part in pushing this industry as quickly as possible.

Adam Goldstein:

At the same time, we've been following... There was a group that started the industry about 10 years ago. So Larry Page basically invents the industry 10 years ago with a company that was originally called Zee Aero, you might know it now called Wisk. Wisk is the name that they took after they did the big joint venture with Boeing.

Adam Goldstein:

So Larry Page spent, I don't know, it's not publicly disclosed, I'm guessing, maybe something like a billion dollars of capital over 10 years building five full-scale aircraft and dozens of those aircraft. The latest one is called Cora. That's the one you can see on the wisk.aero website. Incredible group with incredible technology. A lot of the folks from Archer came from Wisk. So Tom Muniz, our head of engineering, ran engineering at Wisk. Jeff Bauer was an early employee at Wisk as well, but he left around five years ago or so to go run Airbus's program called Airbus Vahana. And so he was the chief engineer there. So Jeff and Tom came back together. And then when those guys came together, it was this huge moment in eVTOL industry. The two leaders of two of the biggest projects out there, Wisk and Airbus got together to come. And a lot of engineers followed them. A lot of engineers wanted to come over and work with them again.

Adam Goldstein:

These are two of the most technically competent people, the longest standing people that have been working on this industry. And so this is the sixth aircraft that they're building, sixth full scale aircraft. So it's not a question to us whether the technology work, you can literally just go to a Wisk website or go on YouTube and type in Airbus Vahana or same thing with Joe, but you can see these vehicles work. And so now you're at the point where you need to get through certification.

Adam Goldstein:

So what Archer did was, Archer designed a vehicle that was designed from day one, alongside the regulators. We said, okay, let's build a vehicle that can get the performance needed for urban air mobility, which we think is 60 miles at the end of battery life, which also includes reserves. How do you build that vehicle as simple as possible, so we can get certified and also be mass manufactured? And then we said, okay, great. Now we have the design that makes sense. This is the design that Tom and Jeff think is the winning design in the industry. We went and said, okay, we're going to need to think about mass manufacturing. From the very beginning, we don't want to just build a hundred of these vehicles. We want to think long-term 20, 30, 50 years. How do you build lots of these vehicles?

Adam Goldstein:

And so we partnered with Stellantis. Stellantis is the merger between Fiat Chrysler and Peugeot. They had been working on mass manufacturing for obviously a very long time. They have the competencies in robotic automation and thinking through, how do you take something from a concept all the way through production?

Adam Goldstein:

And then the second stage what we did is, we said, okay, what about on the certification, operations, maintenance side, the real business side of things, who would be the absolute best partner who also really cares about de-carbonization? And that was United Airlines. So we had this really culmination of two groups that wants to bring this industry to market as quickly as possible. They can reduce our timeline. They provide financial support. They help also provide a lot of, I think, really consumer confidence. Because we will need consumer adoption.

Adam Goldstein:

And so, again, all we're really doing here is seeing this replacement cycle of helicopters happen to way safer, way cheaper, way quieter vehicles. And then the TAM will expand. The total adjustable market will expand. And the reason why it will expand, so I'll ask you Chris, when's the last time you've taken a helicopter?

Chris:

A long time ago.

Adam Goldstein:

You'll tell me once or never. That's what everyone says. And so everyone says, "Yeah, one time, or I don't know, a long time ago."

Chris:

One time, one time.

Adam Goldstein:

Exactly. It's very, very common or everyone says, "Yeah, on my honeymoon in Hawaii," or something like that. So if it was $50 to go from Manhattan to JFK, instead of sitting 90 minutes in traffic and it was safe, would you consider that? And I think the answer to most people is, "Of course, if I can fly to the airport in five minutes instead of sit in traffic for 90 minutes, yeah. That sounds interesting." So if you replaced helicopters, which if there's 10 to 15,000 in the US or something like 40,000 worldwide, think about 40,000 times $5 million, huge market. You've got to replace all those with these new, safer, quieter, cheaper vehicles. And then guys like you, Chris, that's what we're saying, "Hey, here's a vehicle that may have a large airline brand on the side of it that makes you feel comfortable, that has been certified by the FAA..." By the way, certified at the same level of commercial airliner, which is 10 to the minus 9, which means there won't be an incident one in a billion flight hours. Would you take it? And I think my guess is you will, and the market will expand.

Adam Goldstein:

Now one last comment here, timeline. If you look at the numbers we put out there, a lot of people step back and say, "When are there going to be thousands of these vehicles flying overhead? That's really scary." Well, if you look at the numbers we put out there, our 2026 number from vehicle production is 500 vehicles. It's not that crazy. Yes, it's about $2 billion in revenue. And if you look at our later decade, later half of the decade numbers, you'll see we get up to 800, 1000 vehicles.

Adam Goldstein:

Those are the types of numbers that aerospace companies build all the time right now. This is not crazy. We have to first go through and replace all the helicopters in the United States and in the world, and then expand the TAM, expand the total addressable market to new folks. And so I think it really will bring in folks, but you're not going to see thousands of vehicles flying overhead in this decade. That's not going to happen, but that could happen 2030, 2040, 2050. And that's where we're all working towards, but you can still build huge businesses all along the way. $10 billion run rate businesses in this decade, along the way, just by taking out fractions or double digit percentages out of the helicopter market.

Chris:

You know, Adam, I got to say, as you respond to some of these questions, you knock out more and more of the questions I have with some of these answers. So great responses here, getting a lot of information. I know you talked about being built with that FAA certification in mind from the start. That was a big highlight for me from the presentation. I guess I would ask then, with that aside, what are the biggest hurdles standing in Archer's way right now?

Adam Goldstein:

Yeah. Good question. So historically, if you would have asked me that, my answer would have been capital. How are we going to raise a billion dollars of capital? Man, that's hard. That's a slog. That's a lot of stuff. Now, with the focus of the world on EVs, that risk is taken off the table. And so the new focus moves to two things. It's always really been around certification and manufacturing, but now it's two instead of three, meaning capital's no longer. Now it's cert and manufacture.

Adam Goldstein:

So the vehicle's design day one with cert in mind. I think there's a really awesome video, Chris, I'll send it to you after the show. There's a very senior person at the FAA named Jay Merkel and he gets on C-SPAN 3. I'm not sure if you watch C-SPAN 3, Chris, maybe you missed it. But Jay Merkel got on, it was about six months ago. And he said, "Number one question I get asked, is this real? Is this happening?" And he says, "Yes, this is more than just promotional marketing videos. We have at least six vehicles that are well along their way in types and certification." This is not just something that we're just talking about. We are working on the operations. We are working on how to integrate these vehicles into the airspace. And so the FAA is very far along in doing this. This is not like some surprise, there's vehicles. We're literally shouting at rooftops, "It's happening, guys, it's happening." It's just more of understanding when these vehicles will get the adoption. As soon as we get through certification.

Adam Goldstein:

Now the next big challenge is mass manufacturing. If you look at today, a Boeing for example, will produce something like a thousand vehicles and you go down to the smaller companies, the smaller aircraft companies like a Piper, or a Cesna or Cirrus Vision jet, they're producing hundreds of vehicles. So we know that's possible. We know we can do that. The question is, how do we build 5,000, 10,000, 20,000 vehicles per year? If you look at our financial estimates in our deck, you can see, we do not project we are going to be doing that 10,000, 20,000, 50,000 in our financial numbers, but we're certainly working on it. We're certainly trying to figure out how to do mass manufacturing. That is a really big one. And we haven't really mass manufactured aircraft since World War II. So I don't think that it's not possible to do it. I think there hasn't been demand for it before to do it. And that's why it hasn't happened. But now with electric, you have these vehicles that are safe, quiet and less expensive, I think the demand is going to be huge.

Adam Goldstein:

So now it's turning that back on. It's not like we're out there saying we're going to produce 500,000 vehicles. What took Tesla 18 years to do, we're going to do it in three. Like some of these EV companies are doing. We're not doing that. We're saying we're going to reach 500 vehicles by 2026. That is a feat that I think is possible. So manufacturing, first we'll call at the traditional aerospace level is what we're focused on today. While at the same time in parallel, working with a group like Stellantis to think about mass manufacturing. How do we set up a factory to be able to produce 5,000, 10,000, 20,000? That's the focus. That's a big challenge. That's what takes us to build this next trillion dollar industry, $3 trillion industry as Morgan Stanley states.

Adam Goldstein:

One last comment here too. It is my view that very few companies will reach escape velocity. You need to raise a lot of capital. There's a lot of technical expertise. And then ultimately you have to execute on building these vehicles. So our team, which has the deepest technical knowledge out of any other group in the industry, I think has the ability to get there. I'm not sure that's true for a lot of the new companies that will come on, but I feel very confident we will reach that escape velocity and get there. We have the capital, we've got the team, we've got the partners and now it's up to us to execute.

Chris:

Perfect. So the other big news that dropped yesterday along with the SPAC merger announcement was the partnership with United. So United invested in the pipe, they also committed to buying $1 billion worth of aircraft from Archer and a possible order of 500 million additional. Can you talk a little bit about United, that partnership and how this agreement came to be and what the timeline of that looks like?

Adam Goldstein:

Yeah, absolutely. So last year, United Airlines made a pledge to make a significant impact on the environment. They want to embrace emerging technologies. And so the company recognizes the positive impact that urban air mobility can have on the environment. That vision that Scott Kirby at United has, aligns perfectly with the vision that Archer has. So United ordered aircraft, but it wasn't just an order. It was a partnership. This partnership was really designed around, how do we help bring this future to a reality as quick as possible? So we are aligned in that they're helping us get to market. They're helping us with things like certification. They're helping us with things like maintenance and operations.

Adam Goldstein:

Think about it, we're not just an R&D shop building cool technology. We have to think about things like, how do you do maintenance of battery on a plane? Guess who's done that before? 787s, 737s, they have lithium-ion batteries today on vehicles. They've been maintenancing those vehicles for a long time. They have very good clarity in terms of how to operate vehicles in the airspace, on the ground, and how to attract customers and how to do all this safely. So it's a huge partnership for us in terms of thinking about getting to market quickly. I think it's also a big boost of confidence to early adopters of the product, to the mass adopters of the product. Eventually that hey, United Airlines thinks Archer is the company that can build safe vehicles that can get to market the quickest that'll be certified first. That may be a vehicle that I want to get on onto. And so Chris, I'm hopeful that when these vehicles are offered at $50 and we can take you from JFK to Manhattan, you'll be one of the first ones online there in hopefully partnerships like United and future ones that we'll work on will attract you to taking these vehicles. And you won't just say, "Yeah, I did it once a long time ago. I don't really remember."

Adam Goldstein:

You'll say, "Oh yeah, I did it last week. Oh yeah, I was in, I was in Manhattan and I wanted to go out to Connecticut and, go to Colony Pizza because I love that place. It's great. And then come right back. And by the way, I can do that on a Tuesday and still get home and see the kids. No problem. And it costs me the same as an Uber." That's a pretty cool thing. That's the future I want to live in.

Chris:

Yeah, definitely. You let me know. Yeah, I will be more than happy to come share a ride in one of these great vehicles that you have coming. One of the questions we got in the chat was on that United deal. So the question is are those orders [inaudible 00:29:10]. Or is this just a pending deal going forward?

Adam Goldstein:

Yeah. So that's a great question. So we've signed a definitive agreement. It's a, it's a purchase order, but we obviously have to deliver aircraft that have certain performance capabilities. So for example, if we delivered an aircraft that only went five miles, it doesn't have a lot of use to them. And so United went out and diligenced the whole industry. They looked at everybody. There's a bunch of wingless groups out there. So folks that are building wingless planes, they're folks that are building different types of vehicles. And what was really important to them was we have to pick the winner, right? And so we can't pick the number two, number three. We can't get this wrong, right. We need to bring the decarbonization effort to the air as fast as possible. It's a big part of Scott Kirby's mission.

Adam Goldstein:

And so it was important that we have that. And so we said, "Let's structure the contract to make sure that you feel comfortable that we'll do that." And so we put in there the ability for us to have to meet certain performance metrics. Now, this is the sixth plane that our team has built. And so if you look back at history from Tom and Tom Muniz and Jeff Bauer, the chief engineer and our VP of engineering, we feel highly confident we can deliver that. That's something we're very willing to take a bet on. And so there's other things that we need to think through as partners, right? So United made also an investment in the company. And when doing that too, we talked about things like geography, right. So we're going to deliver planes to, and Archer wants to operate planes too.

Adam Goldstein:

We're going to do that together. So how do we think about like kind of carving up the world, right? So again, it's only 200 planes. We're not talking about... Think about that in context of helicopters or 10, 15,000 helicopters, just in the US, right. So it's a small percentage of the world or of the country that we're talking about, but we think we can launch a business and be more productive together than separate. And so our thought was, "Okay, there's a bunch of details like that geographic limit of restrictions that we'll work out as partners along the way."

Chris:

Perfect. So I know we've got more questions flying in the chat. I want to get through a couple more I have here, but the chat is going crazy right now for Archer. They love you, Adam. They want to know more and more about this company. So let's try to fly through some more questions. So you talk about that kind of Uber for air model as one of the two business segments. My question is so if I want a book an Uber, I go on the app. I pick the city I want to go to, the place and everything. Is that something Archer will control? Will you have the technology and the infrastructure for the rideshare or will you look to partner with a company on that?

Adam Goldstein:

Yeah, that's a really great question. So Archer will definitely build the consumer facing experience, right. My background is in software too. I'm excited for that part of the business. I think we can do a great job creating an awesome brand that attracts really great folks to the platform. I do think there is also the ability to partner with other great folks. So meaning take an Uber or a Lyft or some of these other rideshare or multimodal kind of groups. It's part of the chain. So if you think about if you're going to book a flight to go from let's say JFK to LAX, right. And so you think about that full trip, right. So what you'll likely do is you'll book that trip, but then there's also two other legs of that trip, which is taking your... As an example, Waymo. You're taking your Waymo taxi to the vertaport. You're taking the Archer aircraft from the vertaport to JFK and then you take the United plane from United to LAX, right.

Adam Goldstein:

So if you think about like the multimodal group, I think there's a lot of groups that have already reached out and indicated they wanted to work with us. So Waymo is a really interesting one that I bring that up simply because Waymo has a really deep relationship with Stellantis. And so that would be a group that we would be really interested to work with as a multimodal partner. They're one of the leaders in autonomy out there. And so I think that's a good hopefully user journey that you can understand moving from booking the entire trip, all through one out, by the way. So if you think about how do we sort of piece all that together, we're working with different groups right now to try to solve those issues. But I do think that will start with the Archer consumer experience.

Chris:

Perfect. So that rideshare business, looking at dense cities first, you mentioned New York City. How many cities are we looking at to start? And how many of these highly populated cities do you see in the future in Archer?

Adam Goldstein:

Yeah. So we use New York as an example because a lot of people have taken that New York to JFK to Manhattan taxi, which is I think it's a killer, right. It's only 17 miles and takes you 90 minutes. I lived in New York for 20 years. I've missed flights planning for 90 minutes to go 17 miles. That's a good example, but New York is very real estate constraint. So it's not likely the first city that we've launch it to, although it is a very big helicopter city. If you look at cities like LA, Miami, Orlando, Dallas, those cities are very pro urban air mobility. They want this technology to happen. Those cities want to be technology leaders. They also have a decent amount of existing infrastructure. So take LA, over 200 helipads, 12 underutilized airports. And then you can also build retrofitted parking structures into landing areas, right.

Adam Goldstein:

So these vehicles weigh 6,000 pounds and they create minimal down wash, which means the air being blown down when these vehicles take off and land, it won't damage the infrastructure. And so you can actually put these vertaports in a lot of different places, but LA would be a really good typical city. We've been talking to the city and then several other of these cities too. We will likely start with some of these core cities. It's obviously easier to start in the city like LA that has great weather all year round, but the vehicles are certainly built for all weather capabilities. This is a global thing though. This isn't just a thing that will happen in just a few cities. This is a concept that really will be everywhere. A lot of the investors in our pipe process are global investors, strategic global investors that have interests in bringing these capabilities to their countries.

Adam Goldstein:

And so this is a movement to take mankind and move them into the air. This is not just about reducing traffic from JFK to Manhattan. That's the good obvious example, but what about living in LA and going out to Palm Springs for lunch or probably to start, I'll call it Riverside, right. Something that's a little bit closer. It's a little further of a trip. Probably in five years, batteries will be good enough to do the full LA to Palm Springs trip, but how about being in LA and just going to Malibu for dinner and back and not fighting traffic, right. Or just I live in the Bay area and I want to go... We do a lot of biking here. I want to go out to the Santa Cruz mountains. Instead of going out there, how about just flying out there, right.

Adam Goldstein:

It's really about reconnecting with the earth. With these trips that would typically be saved for vacations or holidays or weekends, you can now do them on an everyday basis, right. That's what makes us super excited long-term, the vision here around this. People are just stuck in traffic and they don't want to be. It's not that when transportation has improved, it's not that people necessarily traveled longer. It's they just traveled further. There's only so much tolerance people will sit in a car for. This allows you to really start expanding and really kind of getting back out there, which is what makes it so exciting. And by the way, which is why we think the market will ultimately be so big for this.

Chris:

Perfect. So I'll say as you were talking about cities, the chat was letting us know what they want you to come to because I think everyone wants you to come to the cities that they live in so they can get a ride on this. So lots of excitement. I have one more question before we get to chat questions again. The chat is going crazy and just wants to know everything about Archer. What's the timeline on the prototype? I see in the presentation 2021. I know you can't give me a date. Any sort of hint of what quarter or when we could get the unveiling of this vehicle?

Adam Goldstein:

Yeah, absolutely. And it's not a secret by the way. So the vehicle is in its final assembly in our lab right now. So we could gladly have you over and come see the vehicle. We will do the unveiling as soon as the transaction is complete and we are able to do marketing again. So that's targeted in May where we will go out there and we will hold a big media event, a Tesla cybertruck style event. We actually hired the person that ran the Tesla cybertruck event. We thought that event was awesome, really, really cool. And we want to do a big event and how people come sit in the vehicle, see the vehicle, and then, afterwards, ultimately, we'll do all the flight tests for everyone to see.

Adam Goldstein:

We are going to be a very transparent company. We have a lot of confidence in our technology. We're going to show it off to everyone. Our belief is that our lead in the industry will be determined by our pace of innovation, right. And so we're not the group that's trying to necessarily block everybody out by patenting every single little thing. What wins is the pace of innovation, right. It's why Tesla has done so well. It's why Elon keeps winning. He just keeps innovating. He unveils one product and that we all go crazy over, but that product has been in the works for years. There's another product that's already been in the works now that we're going to be blown away years from now. That's our view of this, right. So we want to show off the products that we have. We're very confident in the technology and so we will show that off here as soon as this transaction is closed and we will put it out there publicly.

Chris:

Awesome. So I'm going to turn it back to Spencer. It looks like we've got lots of chat questions-

Spencer:

We do have a few.

Chris:

... to get to. So let's try to knock as many of those down as we can before we let you go Adam.

Spencer:

Quickly, because we've had Adam on for a half hour and this is great, but I don't want to take up too much of his time. All right. Well, let's start with this. I've been getting a lot of questions about first responders. Do you plan to sell these vehicles to first responders?

Adam Goldstein:

Yeah, that's a really important one. And so the answer to that is yes. So the DOD is actually a really interesting group and I think an important one in the development of this technology, not for kinetic use cases, for non-kinetic use cases, meaning for think about things like golden hour vehicles. Vehicles that can be built that can help save a soldier's life if you get something like a dramatic increase in odds that you can save a soldier's life, if you can remove them from harm's way within an hour, really important use case. Things like rescue vehicles, right. Really important vehicles. So if you look at a lot of helicopters, I live near the Stanford Hospital and I hear the helicopters flying over, right? First of all, with these vehicles, you wouldn't hear them. It wouldn't be disruptive, but every hospital that has a helicopter, certainly this would be a great use case for them.

Adam Goldstein:

And so I think emergency services a really great use case for it. It's something we're definitely very excited about. And so my guess is that the DOD will actually help facilitate that and in the sense that the DOD wants the next great aerospace company to be built right here in America, and they're being very helpful, really helpful. They're providing guidance, flight test, kind of whatever resources they can to help not just Archer, the whole community, which I think is really important. And so it's really geared around that. So if you think about some of these bigger helicopters, a bigger helicopter can cost you on upwards of five to $10,000 per hour to operate, right.

Adam Goldstein:

So super expensive. These vehicles, electric vehicles will certainly not cost that. And so I think there's a big use case here, emergency services, disaster relief, golden hour vehicles, even supply chain logistics. So we've talked to some groups about things like dropping in firefighting equipment, bringing things like that quickly to folks where again, helicopters are very expensive, hard to maintain. What if you had you got a fleet of these vehicles that could bring equipment like that to disasters really fast, right? It's now much more affordable to do that. It's not like a helicopter's reserved for the rich anymore. This now can be available to the masses as these vehicles are just much less expensive.

Spencer:

Yep. Yep. And then also a bunch of questions about safety, as I'm sure you would expect. So one question, how many of the 12 motors can fail and still allow for a safe landing?

Adam Goldstein:

So we can lose two of our rotors... So how about this, there's 12 rotors, six on the leading edge, six on the trailing edge. We have six independent battery packs where we can lose two for sure, two rotors can go for sure. And then different combinations we can also lose where the vehicle can fly safely. So based on those combinations, you can lose three rotors, potentially even four.

Adam Goldstein:

And so the vehicle is also built with a big wing. It is designed to glide down and land conventionally, so you do get the benefits there. A helicopter just has to try to auto rotate, and so they can't glide down. And so we have zero critical parts in these aircraft, so if you lost... So think about this, six independent battery packs, 12 rotors, let's say you had a bird strike, we lost a rotor, the passengers wouldn't even know, it would fly... Let's say, a flock a birds, you lost multiple rotors, which by the way, the propellers are designed for bird strike, so the odds of you losing them are still pretty low.

Adam Goldstein:

But let's say it did happen, right? You can lose multiple rotors, you can lose a battery pack, because they're independent battery packs, and then worst case you can always glide. Now we don't get benefit in the certification process that you can glide from the wind. That doesn't go into the [inaudible 00:43:29] certified to one in a billion, that that ten to the minus nine level. But just to give you a sense, [inaudible 00:43:35] like a helicopter, which just has these hundreds of critical parts.

Spencer:

And then the last one here is, who is flying these and what are their requirements, the certifications that you need to operate one of these vehicles?

Adam Goldstein:

Yeah, so we'll certify under typical airplane type certification levels, but the vehicles will be flown by pilots. But this is actually an interesting conversation here, so it's one of the reasons that United actual was very interested. So United wants to help increase their funnel for new pilots, they also want to add diversity to the pilots that they bring in too. Right now, the main source of pilots is the military, and you kind of get what you get, you can't really influence the funnel. And so this is actually an attractive new area for them, an attractive new airplane that will be able attract new pilots to the industry.

Adam Goldstein:

For one, you can sleep in your own bed at night. You're not taking a plane flying, and four days a week you're on the road, right? These are local vehicles, we avoided that. They will be fairly simple vehicles to fly, and they will be vehicles that will also, the hours that you get flying vehicles will count towards the hours that you need to fly the larger aircraft where you can make more money as a pilot as your career progresses.

Adam Goldstein:

So there's actually really nice synergies here for the airlines to operate these vehicles as it relates to tactical issues that they're trying to solve too. It's not just about... There obviously is the large area of urban air mobility, a huge new sector. You also get de-carbonization, you also get tactical things like de-frictionizing travel for United's passengers. And then you also get some of these other tactical things like solving their pilot issues, right? So really multiple layered benefits, but it is not going to require some crazy special thing that no one knows how to do, it's actually a fairly simple airplane to fly that I think people would enjoy flying, so we're excited about that.

Spencer:

Adam Goldstein has been on with us, he's the co-founder of Archer. They're merging with Atlas Crest, the ticker is ACIC. Adam, you gave some extremely detailed answers, thanks so much for the time. We kept you a very long time, but it was well worth it. Thank you very much. We appreciate it. We'll be in touch. We're going to keep following this story and we'll have you on again.

Adam Goldstein:

All right, thank you so much.

Chris:

Thanks Adam, I look forward to checking out that vehicle from you.

Adam Goldstein:

Absolutely. All right, thanks guys, appreciate it.

End of transcript

Additional Information

In connection with the proposed business combination between Atlas Crest Investment Corp. (“Atlas”) and Archer Aviation Inc. (“Archer”) (the “Business Combination”), Atlas intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination, and such information and names of Archer’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Atlas’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to and hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in our securities following the business combination if it fails to meet the expectations of investors or securities analysts; our inability to protect our intellectual property rights from unauthorized use by third parties; our need for and the availability of additional capital; cybersecurity risks; the dual class structure of our common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s final prospectus filed on October 29, 2020, under the heading “Risk Factors,” and other documents of Atlas Crest filed, or to be filed, with the SEC.  If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Atlas presently does not know or that Atlas currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Atlas’ expectations, plans or forecasts of future events and views as of the date of this communication. Atlas anticipates that subsequent events and developments will cause Atlas’ assessments to change. However, while Atlas may elect to update these forward-looking statements at some point in the future, Atlas specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.